Exhibit 4.27

January 13, 2022

Gordon Schooley

11926 Port Labelle Dr

Las Vegas, NV

US 89141

Dear Gordon,

We would like to thank you for your commitment to BeyondSpring. Your contributions to the organizations are valued, and we look forward to the new year and to working together to make plinabulin available to patients in need.

We have had to make the difficult decision to prioritize the Company’s goals and objectives to optimize resources to bring the most value from the plinabulin franchise and patients. We consider you as an important contributor to this more-focused plan, and hope that you will make the commitment to help BeyondSpring achieve its critical clinical and regulatory goals over the next two years. We have great confidence that we have the right plan in place to go forward, and that it will bring success to the plinabulin programs, and to each of us, individually.

We are offering several improvements to your compensation and benefits package, as well as a retention package, to help secure your commitment to achieving our two-year goals. A summary of your revised compensation package can be found below. Your entitlement to the all components of the compensation package, including the retention-related provisions, is contingent upon your continued satisfactory job performance. In the event of your termination by the company for reasons other than performance and voluntary resignation, you will still be entitled to receive all components of the Summary of Compensation shown below.

We are excited to continue working with you and believe that we can, together, achieve great success for plinabulin and for BeyondSpring!

Best regards,

/s/ Lan Huang

Lan Huang, CEO, Chairman and Co-Founder

BeyondSpring Inc.

28 Liberty St. 39th Floor New York, NY 10005

BeyondSpring Pharmaceuticals, Inc. | 28 Liberty, 39th Floor | New York, NY 10005 Main Tel: (646) 305-6387 www.beyondspringpharma.com

Compensation and Retention Summary

January 13, 2022

Gordon Schooley

●	2021 Base Salary: $_300,000.00_

●	2021 Bonus Award (50% of target): $_52,500.00_ (to be paid approx. February 15,2022)

●	2022 Cost of Living Adjustment (COLA): 4% = $_12,000.00_

●	New 2022 Base Salary: $_312,000.00_

●	2022 Target Performance Bonus, paid in February 2023 (75% cash, 25% options): $_81,900.00_ (26.25% of 2022 Base Salary)

●	Retention Bonus (subject continued satisfactory performance): $_210,000.00_ (40% cash, 60% options; 50% payable on 12/31/2022 and 50% payable on 12/31/2023)

●	Company will increase its contribution to cost of medical benefits to 100%.

●

In lieu of the current 401K match in 2022, Company will make a one-time contribution to your 401K retirement savings account equal to 6% of your base salary, up to maximum allowable by IRS regulations.